FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: July, 2017	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐  No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-217200

2.	Registration Statement – Form F-3 – File No. 333-214934

3.	Registration Statement – Form S-8 – File No. 333-191591

4.	Registration Statement – Form S-8 – File No. 333-182644

5.	Registration Statement – Form S-8 – File No. 333-180968

6.	Registration Statement – Form S-8 – File No. 333-177579

7.	Registration Statement – Form S-8 – File No. 333-177568

8.	Registration Statement – Form S-8 – File No. 333-176479

9.	Registration Statement – Form S-8 – File No. 333-175413

10.	Registration Statement – Form S-8 – File No. 333-175412

11.	Registration Statement – Form S-8 – File No. 333-113096

12.	Registration Statement – Form S-8 – File No. 333-14260

13.	Registration Statement – Form S-8 – File No. 33-92112

14.	Registration Statement – Form S-8 – File No. 333-207739

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Thomas E. Flynn
	Name:	Thomas E. Flynn
	Title:	Chief Financial Officer

Date: July 24, 2017	By:	/s/ Barbara M. Muir
	Name:	Barbara M. Muir
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Bank of Montreal Completes Share Repurchase Program

Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Completes Share Repurchase Program

TORONTO, July 24, 2017 – Bank of Montreal (“BMO”) (TSX:BMO)(NYSE:BMO) today announced the completion of its share repurchase program (the “Program”), as required by the conditions of the issuer bid exemption order issued to BMO by the Ontario Securities Commission on June 23, 2017, in respect of the Program.

Under the Program agreement, on a rolling basis between June 28, 2017, and July 24, 2017, BMO repurchased common shares of BMO directly from a third party, subject to daily trading limitations and to an overall maximum of 4,000,000 common shares. The Program was included as part of BMO’s Normal Course Issuer Bid announced on April 27, 2017.

BMO purchased an aggregate of 4,000,000 common shares under the Program for an aggregate purchase price of $349.5MM. All common shares acquired under the Program were cancelled upon purchase by BMO.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com